Exhibit 99.5

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

November 20, 2014	NR 21 - 2014

Avrupa Amends Warrant Terms

Avrupa Minerals Ltd. (AVU:TSXV) is seeking approval from the TSX Venture Exchange to amend the terms of certain warrants which would otherwise expire on December 15, 2014.

4,000,000 warrants granted on March 28, 2012, with the original expiry date of March 28, 2014, were extended to expire on December 15, 2014 previously and the Company is now extending them to expire on March 28, 2017, with each warrant entitling the holder to purchase one common share of the Company at $0.40 per share instead of the original exercise price of $0.50 per share.

Paul W. Kuhn, President, commented, “With our drill programs in Portugal and Kosovo, Avrupa has the opportunity to receive the funds from the exercise of these warrants and give our loyal shareholders a better opportunity to profit from the exercise of the warrants.  Therefore we decided to amend the terms of the warrants.”

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 11 exploration licenses in three European countries, including seven in Portugal covering 3,981 km2, three in Kosovo covering 41 km2, and one in Germany covering 307 km2.  Avrupa operates three joint ventures and one exploration alliance in Portugal and Kosovo, including:

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The Alvalade JV, with Antofagasta, covering one license in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits;

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The Slivovo JV, with Byrnecut International, covering one license in central Kosovo, for gold and base metals related to carbonate-hosted massive sulfide deposits in the Vardar Mineral Trend; and

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The CalGen Exploration Alliance, with Callinan Royalties Corp., covering generative exploration throughout Portugal, and including specific prospect upgrade work on the Alvito IOCG license in southern Portugal.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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